SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)
and
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

CLICK COMMERCE, INC.
(Name of Subject Company (Issuer))
ITW LEAP CORP.
a wholly owned subsidiary of
ILLINOIS TOOL WORKS INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
18681D 20 8
(CUSIP Number of Class of Securities)
James H. Wooten, Jr.
Vice President, General Counsel and Secretary
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026
Telephone: (847) 724-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,151,306	$32,116

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of (i) 12,235,036 outstanding shares of common stock of Click Commerce, Inc., a Delaware corporation (the “Company”) and (ii) 958,428 shares of common stock of the Company subject to outstanding options, each at an offer price of $22.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,116	Filing Party:	Illinois Tool Works Inc. and ITW Leap Corp.
Form or Registration No.:	Schedule TO	Date Filed:	September 18, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

CUSIP No.	18681D 20 8

1	NAMES OF REPORTING PERSONS: Illinois Tool Works Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. Identification No. 36-1258310

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,957,155 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

18,957,155 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,957,155 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

96.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Calculated pursuant to Rule 13d-3(d)(1) of the Act. The shares of common stock of the Company are owned by ITW Leap Corp., a wholly owned subsidiary of Illinois Tool Works Inc.

(2)	The calculation of this percentage is based on the 19,723,601 shares of common stock of the Company outstanding as of October 26, 2006.

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CUSIP No.	18681D 20 8

1	NAMES OF REPORTING PERSONS: ITW Leap Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,957,155 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

18,957,155 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,957,155 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

96.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Calculated pursuant to Rule 13d-3(d)(1) of the Act.

(2)	The calculation of this percentage is based on the 19,723,601 shares of common stock of the Company outstanding as of October 26, 2006.

3

Items 1, 4, 8 and 11 of the Schedule TO and Item 5 of the Schedule 13D
Item 12 of the Schedule Exhibits
SIGNATURES
EXHIBIT INDEX
Joint Press Release

Amendment No. 4 to Schedule TO and Amendment No. 1 to Schedule 13D
     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission (the “Commission”) on September 18, 2006, as amended (the “Schedule TO”), by Illinois Tool Works Inc., a Delaware corporation (“ITW”) and ITW Leap Corp., a Delaware corporation (the “Sub”) and a wholly owned subsidiary of ITW, and the Schedule 13D filed with the Commission by ITW on September 7, 2006 (the “Schedule 13D”). The Schedule TO relates to the tender offer by Sub to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Company Common Stock”), of Click Commerce, Inc. (the “Company”), a Delaware corporation, at a price per share of Company Common Stock equal to $22.75 (the “Offer Price”), net to the seller in cash, without interest.
     The terms and conditions of the offer are described in the Offer to Purchase dated September 18, 2006 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal for tender of shares of Company Common Stock and instructions thereto, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.
Items 1, 4, 8 and 11 of the Schedule TO and Item 5 of the Schedule 13D.
Items 1, 4, 8, and 11 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented to include the following:
     “The Offer expired at 12:00 midnight, New York City time, on Wednesday, October 25, 2006. Based upon information provided by the Depositary to ITW, as of October 25, 2006, 11,468,236 shares of Company Common Stock (including 1,205,914 shares of Company Common Stock tendered subject to guaranteed delivery procedures), representing approximately 93.7% of the outstanding shares of Company Common Stock, have been validly tendered and not withdrawn pursuant to the Offer. Sub has accepted for prompt payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer. Excluding shares tendered pursuant to guaranteed delivery procedures, a total of 10,262,322 shares were tendered, representing approximately 83.9% of all outstanding shares. On October 26, 2006, in connection with the exercise of the top-up option granted in the merger agreement between ITW and the Company, Sub purchased directly from the Company a number of additional shares of Company Common Stock at a price of $22.75 per share that, together with the shares validly tendered and accepted (excluding shares tendered pursuant to procedures for guaranteed delivery), represents approximately 90.0% of all outstanding shares. On October 26, 2006, ITW issued a press release announcing the expiration of the Offer, the acceptance of all validly tendered shares of Company Common Stock and the exercise of the top-up option, a copy of which is attached hereto as Exhibit (a)(5)(v) and is incorporated by reference herein.”
Item 12 of the Schedule TO. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
“(a)(5)(v)          Joint Press Release issued by ITW and the Company, dated October 26, 2006.”

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILLINOIS TOOL WORKS INC.

By:	/s/ James H. Wooten, Jr.
Name:	James H. Wooten, Jr.
Title:	Vice President, General Counsel and Corporate
Secretary

ITW LEAP CORP.

By:	/s/ James H. Wooten, Jr.
Name:	James H. Wooten, Jr.
Title:	Vice President and Secretary
Dated: October 26, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(v)	Joint Press Release issued by ITW and the Company, dated October 26, 2006.